March 23, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Fresh Medical Laboratories, Inc.

To Whom It May Concern:

This law firm represents Fresh Medical Laboratories, Inc. (the “Company”).  This letter is in response to your correspondence dated March, 2012, requesting certain revisions to the Form 10 Registration Statement filed on February 10, 2012.  The Company is in the process of finalizing its responses to your comments and is waiting on the final approval of the auditor for the 2011 year end financial statements. The Company hopes to have these comments filed as soon as possible and respectfully requests an extension of ten business days to ensure that all comments can be properly addressed and the new financials can be finalized.

Please direct any further correspondence to this firm at fax number (801) 355-5005 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.